Amended and restated term sheet† To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-II dated November 21, 2008	Amended and restated term sheet to Product Supplement No. 39-A-II Registration Statement No. 333-155535 Dated August 11, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Equity Notes Linked to the Russell 2000® Index due February , 2011

General

  The notes are designed for investors who seek an unleveraged return equal to the appreciation of the Russell 2000® Index, without upside return enhancement, up to a maximum total return on the notes that will not be less than 26.00% or greater than 28.50%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February   , 2011††.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about August   , 2009 and are expected to settle on or about August   , 2009.

Key Terms

Index:	The Russell 2000® Index (“RTY”) (the “Index”)
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to a Maximum Total Return on the notes that will not be less than 26.00%* or greater than 28.50%* at maturity. For example, assuming a Maximum Total Return of 26.00%*, if the Index Return is equal to or greater than 26.00%*, you will receive the Maximum Total Return on the notes of 26.00%*, which entitles you to a maximum payment at maturity of $1,260* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Index Return) *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 26.00% or greater than 28.50%.

Your principal is protected against up to a 15% decline of the Index at maturity. If the Ending Index Level has declined by 15% or less from the Initial Index Level, you will receive the principal amount of your notes at maturity.

If the Ending Index Level has declined from the Initial Index Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 15%. Accordingly, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 15%)]
If the Ending Index Level declines from the Initial Index Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about August , 2009.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February , 2011†
Maturity Date:	February , 2011†
CUSIP:	48123L4Q4
†

This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated August 6, 2009 to product supplement no. 39-A-II (the term sheet dated August 6, 2009 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109209003154/e36247_fwp.pdf in its entirety).

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-II.

Investing in the Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-II and “Selected Risk Considerations” beginning on page TS-2 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-A-II and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet, the accompanying product supplement no. 39-A-II or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today and assuming a Maximum Total Return of 26.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMSI may be more or less than $17.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, exceed $22.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-152 of the accompanying product supplement no. 39-A-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

August 11, 2009

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-II dated November 21, 2008. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated August 6, 2009 to product supplement no. 39-A-II in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-II dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241136/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Index Return, without upside return enhancement, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 26.00% or greater than 28.50%. Accordingly, the maximum payment at maturity will not be less than $1,260 or greater than $1,285 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to and including 15%. If the Ending Index Level declines by more than 15% as compared to the Initial Index Level, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE RUSSELL 2000® INDEX — The return on the notes is linked to the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index, and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “The Russell 2000® Index” in the accompanying product supplement no. 39-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-II. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments”, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-II.
  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 2000® Index	TS-1

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-II dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 26.00% or greater than 28.50%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THERE ARE RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of equity securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 2000® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this amended and restated term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 550.00 and a Maximum Total Return on the notes of 26.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 26.00% or greater than 28.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

990.00	80.00%	26.00%
935.00	70.00%	26.00%
880.00	60.00%	26.00%
825.00	50.00%	26.00%
770.00	40.00%	26.00%
715.00	30.00%	26.00%
693.00	26.00%	26.00%
687.50	25.00%	25.00%
660.00	20.00%	20.00%
632.50	15.00%	15.00%
605.00	10.00%	10.00%
577.50	5.00%	5.00%
563.75	2.50%	2.50%
555.50	1.00%	1.00%
550.00	0.00%	0.00%
522.50	-5.00%	0.00%
495.00	-10.00%	0.00%
467.50	-15.00%	0.00%
440.00	-20.00%	-5.00%
385.00	-30.00%	-15.00%
330.00	-40.00%	-25.00%
275.00	-50.00%	-35.00%
220.00	-60.00%	-45.00%
165.00	-70.00%	-55.00%
110.00	-80.00%	-65.00%
55.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 550 to an Ending Index Level of 687.50. Because the Ending Index Level of 687.50 is greater than the Initial Index Level of 550 and the Index Return of 25.00% does not exceed the hypothetical Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 25%) = $1,250

Example 2: The level of the Index decreases from the Initial Index Level of 550 to an Ending Index Level of 495. Because the Ending Index Level of 495 is less than the Initial Index Level of 550 by not more than the Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 550 to an Ending Index Level of 275. Because the Ending Index Level of 275 is less than the Initial Index Level of 550 by more than the Buffer Amount of 15.00%, the investor receives a payment at maturity of $650 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 15%)] = $650

Example 4: The level of the Index increases from the Initial Index Level of 550 to an Ending Index Level of 770. Because the Ending Index Level of 770 is greater than the Initial Index Level of 550 and the Index Return of 40.00% exceeds the hypothetical Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,260 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The level of the Index decreases from the Initial Index Level of 550 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 550 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$1,000 + [$1,000 × (-100% + 15%)] = $150

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 2000® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly Index closing level from January 2, 2004 through August 7, 2009. The Index closing level on August 10, 2009 was 571.87. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Equity Notes Linked to the Russell 2000® Index	TS-4